''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''''

                       ----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D. C. 20549
                       ----------------------------------

                                   FORM 10-SB
                   General Form for Registration of Securities


                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                            NEW BRIDGE PRODUCTS, INC.
               ---------------------------------------------------
              (Exact name of registrant as specific in its charter)

        Nevada                                              86-0799994
 ----------------------                              ------------------------
(State of Incorporation)                            (I.R.S. Employer I.D. No.)

                                 3145 West Lewis
                                Phoenix, AZ 85009
           ----------------------------------------------------------
          (Address of principal executive offices, including zip code)

                                 (602) 274-1432
               --------------------------------------------------
              (Registrant's telephone number, including area code)

                                   Copies to:
                               Gary A. Agron, Esq.
                         5445 D.T.C. Parkway, Suite 520
                               Englewood, CO 80111

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                 --------------
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.003 par value per share
                     ---------------------------------------
                                (Title of Class)


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

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Introduction

     The Company was organized as a Nevada corporation under the name Care Concepts, Inc. in August 1995 and changed its name to New Bridge Products, Inc, in October 1997. Since 1995, the Company has designed, produced and sold customized minivans for physically handicapped drivers and passengers. The Company's customers consist of individual retail customers, primarily wheelchair users and the elderly, as well as private and public organizations and agencies throughout the United States that provide services to the physically handicapped.

     The Company's primary product, the "Carevan", is customized from Chrysler and Ford front-wheel drive minivans by lowering the vehicles' floor forward of the rear axle, relocating and modifying the suspension system and installing an electric or manually-operated door and ramp system which provides access from ground level to a height of 14 inches. The Company offers other custom features including the installation of a raised roof, the conversion of the left side rear door for wheelchair access, and the removal or substitution of either the front seats or second row seats for wheelchair use. Depending upon the purchaser's requirements, the Company can also provide and install a variety of optional adaptive equipment that makes it easier for a physically handicapped person to drive the Carevan or use it as a passenger.

     According to the United States Department of Transportation, over 3 million Americans suffer disabilities that affect their mobility. The market for handicapped-accessible transportation is dominated by larger vans that employ hydraulic or electric lifts for wheelchair access. The lifts present risks to the user from falling because the lifts suspend the user up to three feet above the ground and because the vehicle tilts while the lift is in motion. In addition, the lifts are burdensome to operate, and the larger vans needed to accommodate the lifts are more difficult to drive, park and garage.

The Carevan

     The Company believes that the Carevan brings the safety, convenience, comfort, ease of use and affordability of standard minivans to physically handicapped drivers and passengers without the drawbacks associated with larger vans that require hydraulic or electric lifts for wheelchair access.
In particular, the Carevan:

     o Provides quick, safe ramp access from ground level to a height of approximately 14 inches;
     o Permits entry and movement by wheelchair users and standing passengers, such as attendants;
     o Permits consecutive entry by multiple wheelchair users without the delay of a lifting cycle;

     o Provides the availability of optional equipment that makes it easier for the physically handicapped to drive the vehicle;
     o May be operated by either a wheelchair user or a driver using a reinstallable seat;
     o Provides increased visibility to the wheelchair user who sits at the same eye level as a passenger in the vehicle's standard seats;
     o Provides the comfort, fuel efficiency, ease of repair and outward appearance of standard model minivans; and
     o Provides convenient access to car washes, garages and other drive-up facilities such as restaurants and banks.

Current Operations

     The Carevan is the Company's principal product. To produce the Carevan, the Company modifies a standard Chrysler or Ford minivan by lowering the vehicle's floor forward of the rear axle, relocating and modifying the suspension system and installing an electric or manually operated door and ramp system that allows wheelchair access from ground level to a height of approximately 14 inches. The Company modifies the driver and front passenger seats to allow for a wheelchair to occupy either front position. The Company also removes the van's second row bench seat, permitting wheelchairs to occupy two positions previously used for the second row bench seat.

     The Company can also customize the vehicle by providing a raised roof, a left side wheelchair accessible door and various seating and wheelchair configurations. At the time of modification, and depending upon the purchaser's requirements, the Company may provide and install additional adaptive equipment, which makes it easier for a physically handicapped person to drive the vehicle or use it as a passenger.

     The various model designations of the Carevan indicate the type and variety of options made available by the Company. Current model designations are the Care-Taxi (designed for the commercial transportation industry) the Commuter (designed for the consumer market), the Executive Commuter (which offers additional options to that of the Commuter) and the Transporter (designed for the commercial market). Retail prices for the Carevan currently range from approximately $35,000 to $45,000, depending upon the model designation and the options included. Generally, the Company requires 50% of the estimated modification cost and 100% of the Company's cost for the vehicle chassis as a down payment. The remaining 50% of the modification cost is paid upon delivery.

     Purchases by individuals and by commercial customers represented approximately 25% and 75% respectively of total sales in 1998. In 1999 approximately 90% of total sales were to commercial customers.

     All new Carevans sold by the Company include Chrysler and Ford original limited warranties. The Company provides a limited warranty of 36 months or 36,000 miles, whichever occurs first, for its modifications.

Governmental Regulations

General

     Many federal, state and local government agencies have enacted and continue to enact safety and other requirements for motor vehicles in general that also apply to the Company's vehicles. Such requirements include Federal Motor Vehicle Safety Standards under the National Traffic and Motor Vehicle Safety Act, as amended and Emissions Standards under the National Emissions Standards Act, as amended. No specific governmental approvals, however, are currently required for the Company to sell its products. Although the Company believes it is in compliance with all applicable regulations, additional regulations or approval requirements could be enacted in the future that would adversely affect the Company's ability to produce or market its products. Any such regulations or approval requirements could have an adverse effect on the Company's business, operating results and financial condition.

Crash Tests

     In 1996, the Carevan was crash-tested in Canada under the authority of the Canadian government and in the United States by Failure Analysis Associates, an independent, industry-recognized research laboratory. The results of these crash tests indicated that the Carevan met or exceeded the relevant safety and performance standards. However, the Company is required to complete a more recent test if it elects to sell Carevans to certain federal governmental customers. The Company has no present plans to conduct a new crash test on the Carevan.

V.A. Program

     In 1986, the Veteran's Administration adopted a program to reimburse physically handicapped veterans for a portion of their cost to acquire a modified vehicle. The Company's Carevan is included in the V.A. reimbursement plan.

The ADA

     The Americans With Disabilities Act (the "ADA") guarantees disabled individuals access to most public transportation services offered by both public and private entities. Although previous legislation such as the Rehabilitation Act prohibited discrimination against individuals in federally-funded programs and activities, including transportation, the ADA is far more specific in its requirements. Generally, the ADA compels transportation services to be readily accessible to and usable by individuals with disabilities. Regulations issued by the United States Department of Transportation (the ADOT@) list hydraulic lifts or ramps in the specifications for accessibility. Accordingly, the Company believes that sales of the Carevan, with its ramp system, are encouraged by ADA regulations.

     Vanpools often are used by public entities that operate transportation systems at the request of the user (i.e. "demand responsive" systems). With limited exceptions, the ADA requires public entities that operate either fixed route or demand responsive systems to ensure that all newly purchased or leased vehicles are accessible. Although existing vehicles do not have to be retrofitted, their replacements must be accessible. The ADA also requires public entities to implement Aparatransit@ systems whenever they offer fixed route transportation. AParatransit@ systems use small buses or vans on a demand responsive basis to serve those individuals who otherwise could not use public transportation The system must be comparable, in the level of service and response time, to public transportation offered to nondisabled persons. Certain forms of transportation are exempt from the paratransit requirement including commuter bus, commuter rail and intercity systems. Public entities may seek permission to phase-in the paratransit systems over a five-year period and also may obtain temporary waivers of some requirements that would impose an "undue financial burden."

     Private entities that offer public transportation services are subject to the same anti-discrimination laws that govern accommodations businesses such as hotels, restaurants, nursing homes, hospitals and stores. Generally, entities primarily engaged in public transportation must ensure that newly-purchased vehicles seating eight or more persons are accessible unless the providers' systems, as a whole, offer equivalent service to disabled and nondisabled individuals. Taxicab companies are exempt from this requirement entirely unless they use vans. Private entities that furnish public transportation as an auxiliary service on a fixed route (such as hotels, amusement parks and private schools) also must ensure that all newly purchased or leased vehicles that seat 16 or more persons are accessible. Vehicles that seat fewer than 16 persons may be used if the fixed route system offers equivalent service to disabled people. Auxiliary demand responsive system providers who acquire vehicles that seat 16 or more persons must ensure that those vehicles are accessible unless their systems offer equivalent service to disabled persons.

Production and Suppliers

     The Company produces the Carevan at its Phoenix, Arizona facility. Actual production is in response to customer purchase orders in the case of individual purchasers, and accepted bid packages in the case of governmental or other commercial purchasers. The production process involves seven phases; (a) the stripping phase, in which the interior and undercarriage components of the minivan back of the firewall are removed; (b) the welding phase, in which the existing floor is removed, the lowered floor is installed and the raised roof, roll cage, fourth door or extended doorway modifications, if ordered, are installed or performed; (c) the undercarriage phase, in which the undercarriage is primed and undercoated and the fuel, exhaust and brake systems are reinstalled; (d) the interior/electrical phase, in which the interior floor coverings and wiring harness for the power systems are installed; (e) the body and paint phase, in which custom body panels are installed and the body is prepared and painted; (f) the final assembly phase, in which the ramp system, interior panels and adaptive driving equipment are installed; and (g) the quality control phase, in which the vehicle is measured giving the Company's criteria for quality.

     The Company currently modifies Chrysler and Ford minivans, which it obtains from dealers on a purchase order basis. All other parts used in the conversion process are either manufactured internally or are readily available from a large number of suppliers.

Marketing, Sales and Distribution

     In 1998, approximately 25% of the Company's Carevan sales were to individual purchasers, with the remaining 75% of sales to commercial purchasers that provide services to the physically handicapped. For the nine month period ended September 30, 1999, commercial sales increased to 90% of sales. Individual purchasers are primarily wheelchair users and the elderly and are desirable due to higher available margins, product visibility and superior payment terms. Governmental purchasers generally consist of municipal and state agencies responsible for transporting physically handicapped individuals within their jurisdictions. Commercial users are desirable because they purchase in volume. Other commercial users include private dial-a-ride companies, taxi and livery companies, hospitals (for both out-patient transportation and mobile medical equipment), and national service agencies such as the American Red Cross Association and Easter Seals. One purchaser accounted for more than 10% of the Company's sales during 1998 and two customers accounted for 90% of the Company's sales for the nine months ended September 30, 1999.

     Individual purchasers buy their vans prior to conversion, and pay one-half of the production costs in advance. The balance, together with all freight charges, is due when the Carevan is ready to be delivered. Commercial purchasers generally make payment after delivery of the finished product. Some government purchasers seek terms of payment extending to up to 90 days after the delivery of the vehicles. The Company often uses factors to finance its purchase of minivan chassis.

     The Company markets it products through its own personnel and from time to time through dealers and independent sales representatives. In the past, the Company has displayed the Carevan at trade shows, professional meetings and public events which feature products for the physically handicapped. These events generally are attended by prospective purchasers and representatives of local, state and federal governmental and quasi-governmental agencies that have the responsibility or authority for the purchase of vehicles accessible to the physically challenged.

     The Company has also placed direct response advertising in trade journals and magazines for the physically handicapped and has engaged in the direct solicitation of large volume public agencies. The Company has also marketed through retail car dealers whereby new car salesmen introduce the vehicle to individual and commercial prospects. Some of the Company's sales also result from customer referrals. The Company has sold Carevans to cities, hospitals, insurance companies, vocational rehabilitation centers, and federally and privately funded transportation agencies.

Competition

The market for modified vehicles for the physically handicapped is extremely competitive. The Company competes with several large, multinational companies that manufacture wheelchair lifts for sale to van conversion companies (including Braun, Collins and Ricon) and that offer their own minivan conversions. The Company also competes with many smaller companies (including Independent Mobility Systems and Vantage) that modify existing production vehicles for use by the physically handicapped. Most of the Company's competitors have longer operating histories and substantially greater marketing and financial resources, manufacturing capability, customer support organizations and name recognition than those of the Company. Moreover, competition in the industry has intensified as competitors have expanded their product lines and new companies have entered the market. There are no significant barriers to entry into the minivan conversion industry. A further increase in competition from existing competitors or the entry of new competitors (such as large automobile manufacturers) could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully in the future with existing or new competitors.

     The Company believes that the Carevan offers competitive advantages over the traditional larger lift vans due to its standard size and ramp access. The lowered floor of the minivan allows the Company to install an electronic or manually operated ramp to provide access from ground level to a height of approximately 14 inches. This configuration also increases visibility with wheelchair users at the same eye level as passengers in the vehicle's standard seats. In addition, the Carevan may be operated by either a wheelchair user operating from his or her own wheelchair or a driver using a reinstallable seat. The ramp system opens and closes faster than a lift and allows access by consecutive wheelchair users without the delay of the lifting cycle. The ramp plus the optional raised roof and additional left side door make the Carevan suitable for taxi or limousine service. Finally, the Carevan is more economical and easier to repair than, and has greater access to standard vehicular conveniences (such as car washes, garages and drive-up facilities including restaurants and banks) than larger vans.

     Competition factors with respect to the sale of minivan conversions include price, warranty, experience in the conversion business and reputation. The Company believes it competes favorably with other minivan conversion companies. However, the Company is one of the smaller minivan conversion companies operating in the United States, and accordingly, has less marketing and finance resources.

Development of the Sportster

     The Company has begun development of the Sportster, a single rider electric golf cart designed for disabled golfers who are unable to stand in order to strike a golf ball. The Sportster will have hand operated throttle and brake controls, a 360-degree swivel seat and a light tire footprint which will allow the Sportster to be driven on tees, greens and in sand traps. The Company believes that the Sportster will assist golf courses to be in compliance with ADA requirements for equal access to golf course facilities by the disabled.

     The Sportster is expected to be offered in front wheel and four wheel drive configurations and will be marketed as a personal transportation vehicle as well as a golf cart.

     To date, the Company has built two prototypes of the Sportster and is currently seeking funding to further develop the product. Unless and until funding is available, the Company will not devote significant cash resources to further develop the vehicle.

Product Protection and Infringement

     The Company seeks to protect its confidential information, know-how and proprietary rights relating to the Carevan. Despite these precautions, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as confidential or proprietary, and may be able to develop vehicles with features similar to or competitive with the Company's Carevan.

     The Company does not believe that its products and trademarks and other confidential or proprietary rights infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. The successful assertion of such claims would have a material adverse effect on the Company's business, operating results and financial condition.

Employees

     The Company employs 15 persons, including its three executive officers, two persons involved in management and administration and ten production workers.

     None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its relations with its employees are excellent.

Reports to Security Holders

     As a result of its filing of this Form 10-SB, the Company will become subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These obligations include the required filing of an annual report on Form 10-KSB, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the "Commission") at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information of the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

Risk Factors

     Investors should carefully consider the following risk factors and the other information contained in this Registration Statement before making an investment in the Company. Information contained in this Registration Statement contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements and projections including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements and projections. Other factors could also cause actual results to vary materially from the future results covered in such forward- looking statements and projections.

Operating Losses; Deficit in Working Capital and Negligible Stockholders' Equity; Going Concern Qualification

     The Company incurred operating losses for the years ended December 31, 1997 and 1998 of $204,158 and $671,240, respectively and had a deficit in working capital and a deficit in stockholders' equity at December 31, 1998 of $ $528,781 and $82,024, respectfully. For the nine months ended September 30, 1999 the Company lost $730,957, had a deficit in working capital of $431,415, an accumulated deficit since inception (August 1995) of $1,847,864 and negligible stockholders' equity of $56,900. For these reasons, the Company's auditors have stated there is a substantial doubt as to whether the Company can continue as a going concern. See "Financial Statements".

Lack of Capital to Fulfill Orders

     The Company's working capital deficit, its limited cash flow and its inability to obtain financing on acceptable terms have impaired its ability to acquire vehicle chassis necessary to fulfill purchase orders for the Carevan and therefore significantly reduced Carevan sales. The Company's inability to fill orders due to capital constraints in the future could result in the cancellation of orders, imposition of monetary penalties for late deliveries of vehicles, reduced revenue and operating losses.

Delays in Payment; Cash Flow Difficulties

     Commercial purchasers (such as private organizations and governmental agencies which provide services to the physically handicapped) generally make payment for the vehicles after delivery of the finished product. Some government purchasers seek terms of payment extending to up to 90 days after delivery of the vehicles. Approximately 90% of the Company's sales of Carevans during the nine months ended September 30, 1999 were made to commercial purchasers.

     To timely service and fill commercial orders, the Company must maintain cash reserves or be able to finance the purchase of vehicles, parts and equipment. In the past, the Company has had cash flow difficulties and has been unable to obtain financing on acceptable terms. The number of vehicles the Company is able to produce and sell in the future will depend upon the Company's working capital, cash flow from operations and available financing. The Company's inability to obtain financing or to raise additional capital, if needed, in amounts or on terms favorable to the Company could have an adverse effect on the Company's business, operating results and financial condition. See "Financial Statements."

Significant Competition

     The market for modified vehicles for the physically handicapped is extremely competitive. The Company competes with several large multinational companies as well as with numerous small companies that modify existing production vehicles for use by the physically handicapped. Most of the Company's competitors have longer operating histories, benefit from substantially greater market recognition and have substantially greater financial, manufacturing and marketing resources than the Company. In addition, there are few significant barriers to entry into the Company's business. An increase in competition from existing competitors or the entry of new competitors (such as large automobile or truck manufacturers) could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully in the future with existing or new competitors.

Dependence Upon Key Employees

     The Company's success depends to a significant extent upon the services of Jack D. Kelley, its Chief Executive Officer, Gary W. Tandy, its President, and Derold L. Kelley, its Vice-President. The loss of the services of any of these individuals could have a material adverse effect on the Company. Mr. Tandy devotes only 25% of his time to the Company's operations.

Significant Severance Benefits

     In August 1995 the Company entered into five-year employment agreements with Jack D. Kelley, Brian J. Kelley (its former President) and Derold L. Kelley which provided under certain circumstances for payments upon termination of employment resulting from a change in control of the Company. For purposes of the agreements, a change in control will result if, among other things, Jack D. Kelley, Brian J. Kelley and Derold L. Kelley, or their nominees, cease to constitute a majority of the members of the Company's board of directors for any reason other than their voluntary withdrawal or resignation. Termination payments will equal 3.98 times the total compensation payable to the terminated executive through the remainder of the agreement's five year term, which expires in August 2000.

     Severance benefits to any of the Kelleys could constitute Aparachute payments.@ In general, a Aparachute payment@ is a compensatory payment that is payable to an individual as a result of a change in ownership or control of a corporation, and that equals or exceeds three times the individual's average compensation over the preceding five taxable years. An Aexcess parachute payment@ is the portion of a parachute payment which exceeds an individual's average compensation over the preceding five taxable years. A portion of the termination payment due the Kelleys could be deemed to constitute an excess parachute payment. In such event, the Company would be unable to deduct the amount of the excess parachute payment, and the Kelleys would be subject to a non-deductible 20% excise tax on the excess amount.

Reliance of Significant Customers

     For the nine months ended September 30, 1999 two of the Company's customers accounted for 30% and 60% respectively of the Company's revenue for the period. The loss of either of these customers would adversely affect the Company's business.

Limited Sources of Supply

     The Company's ability to fill orders for the Carevan depends in large on its ability to procure the necessary minivan chassis to produce its products. The Company's business is currently limited to the modification of Chrysler and Ford minivans which the Company obtains from dealers on a purchase order basis. Historically, the Company has had difficulty obtaining chassis as needed due in part to its working capital difficulties and in part to scarcity during model year changeovers. Factors such as model-year changeovers, strikes and production cut backs by Chrysler or Ford are beyond the control of the Company and may limit the number of minivans available to the Company in the future and thereby materially and adversely affect the Company's business, operating results and financial condition.

Significant Government Regulation

     Governmental agencies continuously promulgate safety and other requirements for motor vehicles including Federal Motor Vehicle Safety Standards under the National Traffic and Motor Vehicle Safety Act, as amended and Emissions Standards under the National Emissions Standards Act, as amended. No specific governmental approvals, however, currently are required for the Company to sell its products. Although the Company believes it is in compliance with all applicable regulations, additional regulations or approval requirements could be enacted in the future that would adversely affect the Company's ability to produce or market its products. Any such regulations or approval requirements could have an adverse effect on the Company's business, operating results and financial condition.

Company Subject to Liability

     As is typical in the automobile industry, the Company is subject to liability claims by drivers, passengers and others in the ordinary course of its business. The Company maintains general liability insurance providing coverage it believes to be adequate. Although the cost of such insurance has not increased significantly in recent years, there can be no assurance that such insurance will continue to be available at acceptable costs or that claims in excess of coverage, or not covered by the Company's insurance, will not be asserted against the Company.

Shares Eligible for Future Sale

     All of the Company's outstanding Common Stock is available for resale in the public market without restriction. Sales of substantial amounts of these shares in the public market could adversely affect the market price of the Common Stock.

Anti-Takeover and other Effects of Preferred Stock Issuances

     The Company may seek the authority from its stockholders to issue shares of preferred stock in the future. Such shares could have dividend, liquidation, conversion, voting and other rights and privileges that are superior or senior to the Common Stock. Issuance of preferred stock could result in the dilution of the voting power of the Common Stock, adversely affect holders of the Common Stock in the event of liquidation of the Company or delay, defer or prevent a change in control of the Company. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

No Dividends

     The Company intends to retain any earnings to finance the expansion of its business and for general corporate purposes and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future.

Lack of Liquidity Caused By Penny Stock Disclosure

     The Commission has adopted rules that define a Apenny stock@ as equity securities under $5.00 per share which are not listed for trading on Nasdaq (unless the issuer (i) has a net worth of $2,000,000 if in business for more than three years or $5,000,000 if in business for less than three years or (ii) has had average annual revenues of $6,000,00 for the prior three years). The Company's securities are characterized as penny stock, and therefore broker-dealers dealings in the securities are subject to the disclosure rules for transactions involving penny stock which require the broker-dealer, among other things, to (i) determine the suitability of purchasers of the securities, and obtain the written consent of purchasers to purchase such securities and
(ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional requirements imposed upon broker-dealers discourage them from engaging in transactions in penny stocks, which reduces the liquidity of the Company's securities.

Risks of Year 2000 Compliance

     Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit entities will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. The Company has evaluated the Year 2000 issue as it relates to its internal computer systems as well as computer systems operated by third parties. The Company believes it is Year 2000 compliant and that primarily all computer systems operated by third parties with which the Company's systems interface are Year 2000 compliant. Any failure of the computer systems of third parties to achieve Year 2000 compliance could adversely affect the Company's business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations; Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Revenues. Revenues increased by approximately $370,000 or about 68% due to a higher volume of commercial contracts. Capital funds were not required to fund the chassis because the chassis were supplied by the customers. A private placement of securities in the early part of 1999 provided the capital needed to increase revenues and to pursue larger commercial contracts.

     Cost of Sales. Cost of sales increased to $1,213,925 in 1999 as compared to $618,512 in 1998. The cost of sales in 1999 was approximately 138% of revenue as compared to about 115% of revenues in 1998 due to the following factors: In the second half of 1999 the new Sportster golf cart was being developed. During this period, manufacturing personnel remained on payroll. Material costs also increased during the development stages of the Sportster. In addition, a new production manager was employed at a cost of approximately $8,000 a month.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $384,012 in 1999 as compared to $343,017 in 1998 for a total increase of about $41,000. However, as a percentage of revenues, the selling, general and administrative expenses were 42% of revenues in 1999 compared to 64% in 1998. In 1999, a new President was hired at an approximate cost of $15,000 per month, representing a significant increase in administrative expenses, while at the same time the Company maintained control over other selling, general and administrative expenses, which decreased overall. Additionally, legal and professional fees increased during the first part of 1999 due to a private placement of securities.

     Net Loss. The net loss increased by over $300,000 to $730,957 in 1999. Much of this loss is attributed to the development of the Sportster product line. Key production and operating personnel were retained during a period of decreased manufacturing activity. A new production manager and President were hired specifically for the Sportster product line. Management believes that as a result of the changes described above, the Company will be better able to use its manufacturing capabilities and provide a wider variety of products for its customers.

Liquidity and Capital Resources; September 30, 1999 Compared to September 30,
1998

     At September 30, 1999 the Company had a working capital deficit of $431,425, as compared to a deficit of $268,544 at September 30, 1998. As part of that deficit, notes payable to related parties were $219,478 in 1999 compared to $353,365 in 1998 or 50% of the total deficit in 1999 as compared to 95% in 1998. Part of the capital received from the private placement of securities was used to pay down the notes payable to related parties. Inventories increased by over $50,000 due to materials required for the Sportster product line. Emphasis was placed on the collection of accounts receivables which resulted in an overall decrease in receivables of about $84,000. Overall, current assets increased about $1,000 in the 1999 period.

     Cash flow from financing activities totaled $1,044,270 for the period ended September 30, 1999. The primary sources of this cash flow were the proceeds from a private placement of securities. Some of the proceeds from the private placement of securities were used to pay down approximately $134,000 of notes payable to related parties. Trade accounts payable increased by almost $84,000 at September 30, 1999 as a result of material costs of increases in inventory for the Sportster product line. Overall, the changes above increased the total current liabilities of the Company by $64,000 to $734,647 at September 30, 1999.

     Cash flow for investing activities was approximately $53,000 representing the cost of molds and dies for the Sportster product line.

     Due to the working capital deficit at September 30, 1999, the Company will need additional capital. In addition, as the Sportster becomes ready for sales, the cost of marketing and promotion will increase. The success of the Sportster, the continuation of the sales of the Company's other products, competitive conditions, rate of growth and the ability to generate profits and positive cash flow are factors that will affect the capital requirements of the Company. There can be no assurance that capital will be available, and the lack of capital could have a material adverse effect on the Company's business, even to the point of requiring it to significantly curtail operations.

     The Company's operations are subject to all the risks inherent in an emerging business enterprise. In past years, the Company has experienced difficulty in obtaining financing for working capital, which will become more critical as new product lines are developed.

Results of Operations: Year Ended December 31, 1998 Compared to Year-ended December 31, 1997.

     Revenues. Revenues decreased $1,419,755 or 68% from 1997 to 1998. The decrease was due primarily to a lack of working capital throughout the year which restricted the Company's ability to secure larger commercial contracts due to the capital requirements of the contracts. The lack of capital also decreased amounts spent on advertising and resulted in a reduction in the sales force.

     Cost of Sales. Cost of sales decreased from $1,978,781 to $1,030,770. However, cost of sales represented 155% of gross sales in 1998 versus 95% in 1997. Skilled manufacturing personnel and production management were retained on payroll during the periods of manufacturing decreases. Although variable costs were decreased significantly, fixed costs remained a high percentage of total cost of sales in 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $86,505 from 1997 to 1998. Much of the decrease occurred in the area of advertising, promotion, sales salaries and commissions. During this year of low sales activity, all but necessary expenses were curtailed. Legal and professional fees increased about $24,000 in 1998. Interest costs also increased by about $27,000 due to the increase in factoring of receivables.

     Net Loss. The net loss increase by about $467,000 to a total loss of $671,240 in 1998. The low volume of sales was due to several factors including lack of capital, a decrease in the sales staff and decreases in advertising and promotion. At the same time, skilled and manufacturing personnel were retained at levels similar to 1997.

Liquidity and Capital Resources: December 31, 1998 Compared to December 31,
1997.

     At the end of 1997, the Company had a working capital deficit of approximately $445,000 as compared to a deficit of about $529,000 for the end of 1998. As part of that deficit, notes payable to related parties were about $357,000 in 1997 as compared to $397,000 in 1998.

     Work in progress remained a high portion of the inventory in both years. Total assets decreased from $621,743 to $428,037 at the end of 1998 due primarily to the change in the balance of accounts receivable. Most significant was the decrease in accounts payable from 1997 to 1998 with an overall decrease of about $151,000. Payroll taxes payable also decreased by almost $39,000 by the end of 1998. Overall liabilities were reduced by approximately $110,000 during 1998.

     Cash flow from financing activities totaled $567,460 for 1998 representing the proceeds from the sale of common stock and short term notes. The cash flow from financing activities along with the collection of accounts receivable was used for the operating activities of the Company and the reduction of accounts payable.

     Cash flow from Investing Activity was used for the purchase of new molds and dies (approximately $66,000) and for office equipment (approximately $4,000).

     Due to the working capital deficit at the end of 1998, the Company needed and received a capital infusion in 1999 to develop the Sportster product line. Additionally, capital was used to generate higher sales activity through increases in advertising and promotion of the Carevan. Working capital sources will continue to be needed in the future to maintain manufacturing capabilities and expand product choices for customers.

Year 2000 Issue

     Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit entities will need to be upgraded or replaced to accept four-digit entries to distinguish years beginning with 2000 from prior years. The Company has evaluated the Year 2000 issue as it relates to its internal computer systems as well as computer systems operated by third parties. The Company believes it is Year 2000 compliant and that primarily all computer systems operated by third parties with which the Company's systems interface are Year 2000 compliant. Any failure of the computer systems of third parties to achieve Year 2000 compliance could adversely affect the Company's business.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company leases approximately 40,000 square feet of office and production space (including approximately 35,000 square feet of unimproved outside yard space) in Phoenix Arizona under a lease which expires August 2000 at a rental of $6,400 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known by the Company to own of record or beneficially more than 5% of the Company's Common Stock, (ii) the Company's Chief Executive Officer and each of the Company's directors and (iii) all directors and officers of the Company as a group. The persons listed in the table have sole voting and investment powers with respect to the shares of Common Stock and the address of each person is in care of the Company at 3145 West Lewis, Phoenix, Arizona 85009.

                                            Amount of
Name                                        Ownership        Percent of Class
----                                        ---------        ----------------

Jack D. Kelley                                      0                 0%
Gary W. Tandy(1)                            1,760,350               8.6%
Derold L. Kelley                              530,200               2.6%
Brian J. Kelley(2)                          1,944,200               9.5%
JDK Irrevocable Trust (3)                     939,900               4.6%
Paradise Irrevocable Trust (2)(3)           1,602,650               7.9%
Gerry Kelley                                1,711,258               8.4%
All directors as a
 group (3 persons)(1)                       2,290,550              11.2%

(1) Includes options to purchase 1,000,000 shares at $.025 per share until December 1999.

(2) Does not include 2,542,550 shares held by the JDK Irrevocable Trust and the Paradise Irrevocable Trust for which Brian J. Kelley acts as a Trustee.

(3) The Trusts are beneficially owned by the four children of Jack D. Kelley, with Brian J. Kelley as Trustee.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Information concerning each of the Company's executive officers and directors is set forth below:

                                                                   Officer or
Name                 Age         Position                        Director Since
----                 ---         --------                        --------------

Jack D. Kelley       64          Chief Executive Officer,            1995
                                 and Director

Gary W. Tandy        36          President and Director              1999

Derold L. Kelley     41          Executive Vice President            1995
                                 and Director

     Directors hold office for a period of one year from their election at the annual meeting of stockholders or until their successors are duly elected and qualified. Officers of the Company are elected by, and serve at the discretion of, the Board of Directors. Jack D. Kelley is the father of Derold L. Kelley.

     Jack D. Kelley has been chief executive officer of the Company since August 1995. From 1984 to 1995 he was chief executive officer of Care Concepts, Inc., a privately held company also engaged in the conversion of minivans.

     Gary Tandy was employed by Spreckels Sugar Company from 1987 to 1992 as Maintenance Engineer, Resident Engineer and, from 1990 to 1992, as Production Manager. From 1992 to 1994 he was Manager of Surface Operations for General Chemical Company and from 1994 until he joined the Company in April 1999 he was Vice President of Operations for Florida Crystals Refinery, Inc. He earned a Master's Degree in Engineering from Coventry University in Coventry, England.

     Derold L. Kelley has been executive vice president of the Company since August 1995. From 1985 to 1995 he was executive vice president of production for Care Concepts, Inc., a privately held company also engaged in the conversion of minivans. Mr. Kelley is responsible for supervising the Company's production facilities, procuring of sub-assemblies, vendor supplies and quality control.

ITEM 6. EXECUTIVE COMPENSATION.

     The following summary compensation table sets forth information concerning the compensation paid to Jack D. Kelley, the Company's chief executive officer for the fiscal years ended December 31, 1997 and 1998. No executive officer or director received compensation in excess of $100,000 for either year.

                                            Summary Compensation Table

                                         Annual Compensation           Long Term Compensation
                                         -------------------           ----------------------

                                                     Other                              Securities        All other
Name and                                             annual            Restricted       underlying        compen-
principal position         Year    Salary   Bonus    compensation      stock awards     options           sation
------------------         ----    ------   -----    ------------      ------------     -------           ------
Jack D. Kelley             1997    $0       0        0                 0                0                 0
Jack D. Kelley             1998    $0       0        0                 0                0                 0


     In August 1995, the Company entered into five-year employment agreements with Jack and Derold Kelley which currently provides for annual salaries of $102,487 and $87,846 respectively, together with a non-competition clause for one year following termination of their employment agreements. Jack and Derold Kelley are also entitled under the employment agreements to annual bonuses for each equal to 1.67% of the Company's annual pre-tax income in excess of $1,000,000. The Company currently pays its President, Gary Tandy, a salary of $12,000 per month and has granted him options to purchase 1,000,000 shares at $.025 per share until December 31, 1999. Mr. Tandy devotes approximately 25% of his time to the Company's operations. The Company also employs Brian J. Kelley (Jack D. Kelley's son) as a consultant under a consulting agreement expiring in August 2000 which provides for payments of approximately $7,200 per month and an annual bonus equal to that provided to Jack Kelley and Derold Kelley.

     Directors do not currently receive compensation for their services as directors although they are provided reimbursement for out-of-pocket expenses incurred in attending Board meetings.

1999 Stock Option Plan

     The Company intends to adopt a stock option plan for officers, directors, employees and consultants (the "Plan") which provides for the grant of options intended to qualify as "incentive stock options" and "nonqualified stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"). Incentive stock options will be issuable only to eligible officers and key employees of the Company, and nonqualified options will be issuable to officers, employees, directors and consultants of the Company.

     The Plan will be administered by at least three members of the Board. The Company expects to reserve up to 1,000,000 shares of Common Stock for issuance under the Plan. Under the Plan, the Board of Directors will determine which individuals shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock that may be purchased under each option and the option price. Each option granted under the Plan will be evidenced by a stock option agreement.

     The per share exercise price of options granted under the Plan will not be less than the fair market value of the Common Stock on the date the options are granted. No person who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of the Company will be eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the Common Stock subject to the option on the date of grant.

     No options will be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options under the Plan will be granted within 10 years from the effective date of the Plan and the exercise date of an option will not be later than 10 years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by the Company become available once again for issuance. Shares issued upon exercise of an option will rank equally with other shares then outstanding.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In 1996, the JK Irrevocable Trust and The Paradise Irrevocable Trust (the "Trusts"), principal stockholders of the Company, loaned the Company for working capital an aggregate of $289,683 bearing interest at 8% per annum due on demand. At September 30, 1999, the balance due on the loan was $219,408.

     In July 1999, the Company issued 1,664,000 shares to Brian J. Kelley, a former officer and director, and 1,600,000 shares to Gerry Kelley, an affiliate, valued at $.025 per share, in exchange for cancellation of an aggregate of $81,600 of indebtedness owed by the Company to those two individuals.

     The Company believes that the transactions described above were fair, reasonable and consistent with the terms of transactions which the Company could have entered into with non-affiliated third parties. All future transactions with affiliates will be approved by a majority of the Company's disinterested directors.

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 50,000,000 shares of $.003 par value Common Stock, of which 20,403,897 shares were outstanding on September 30, 1999. Voting rights for the Common Stock are not cumulative. Upon liquidation, dissolution or winding up the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock after distribution is made of any class of stock with priority over the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock. The shares of Common Stock presently outstanding are fully paid and non-assessable. Holders of Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Price Range of Common Stock

     The Company's Common Stock has traded since May 1998 in the over-the-counter market on the Electronic Bulletin Board. The following table sets forth, for the periods indicated, the high and low closing price per share for the Common Stock on the Electronic Bulletin Board. These quotations reflect inter-dealer prices, without adjustments for retail mark-ups, mark-downs or commissions, and do not represent actual transactions.

Calendar 1998                                          High              Low
                                                       ----              ---
      Second Quarter                                   $0.81            $0.50
      Third Quarter                                    $0.19            $0.16
      Fourth Quarter                                   $0.26            $0.15

Calendar 1999
      First Quarter                                    $0.25            $0.17
      Second Quarter                                   $0.26            $0.11
      Third Quarter                                    $0.10            $0.08
      Fourth Quarter (through November 15, 1999)       $0.08            $0.04

     On September 30, 1999, the Company's Common Stock was held by approximately 85 holders of record. The Company does not intend to pay any cash dividends on its Common Stock in the future. Earnings, if any, will be retained to finance growth.

ITEM 2. LEGAL PROCEEDINGS.

     The Company and its executive officers are defendants in a civil action entitled "Westover vs. Care Concepts, Inc., New Bridge Products, Inc., et al. Civil Action number CIV99-1098 filed in the United States District Court for the District of Arizona in which Plaintiff seeks return of a $50,000 investment in the Company and punitive damages, alleging conversion, breach of contract, and rescission for fraud. The Company intends to vigorously contest the action.

     The Company is liable for a $60,000 judgment and a $33,000 tax lien. The tax lien is being repaid at the rate of $3,000 per month.

     The Company is not a party to any other material litigation and is not aware of any other pending or threatened litigation that would have a material adverse effect upon the Company's business, operations or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements on accounting and financial disclosures nor any change in accountants from the inception of the Company through the date of this Registration Statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     All of the following securities were sold pursuant to the provisions of Rule 504 and Rule 506 of Regulation D promulgated under the Securities Act of 1933:



Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Brian J. Kelley                   530,200  Founders Stock
Derold L. Kelley                  530,200  Founders Stock
JDK Irrevocable                   457,900  Founders Stock
Tr.
JDK Irrevocable                   482,000  Founders Stock
Tr.
Paradise                        1,602,650  Founders Stock
Irrevocable Trust
Gerry E. Kelley                   301,250  Founders Stock
Don P. Crampton                    96,400  Founders Stock
Sandra G.                           6,667  1.50                    07/1/97
McCarthy
Billy McCluskey                     4,667  1.50                    07/1/97
& V. Coline
Mc.Cluskey
William V. Noble                   28,449  1.50                    07/2/97

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Albert J. Rose                      1,834  1.50                    07/8/97
Edward Entze                        2,800  1.50                    07/8/97
J. Stuart Grant                     2,000  1.50                    07/8/97
Ronald D.                             667  1.50                    08/08/97
Richmond
Jacqueline L.                         667  1.50                    08/08/97
Looney
Paul Ingerick                         417  1.50                    08/08/97
Craig F. Mueller                      667  1.50                    08/08/97
Esther M. Eunis                       334  1.50                    08/08/97
Steven H. Brandt                      667  1.50                    08/08/97
Patrica A.                          3,334  1.50                    08/08/97
Sanders
Jaunita Brown                       3,334  1.50                    08/08/97
Graeme Pilling                      3,609  1.50                    08/08/97
Sandra McCarthy                    11,334  1.50                    08/08/97
Winslow H.                            167  1.50                    08/07/97
Anderson
Kathleen M.                           167  1.50                    08/18/97
Brothers
Gerald M. Hardy                     3,334  1.50                    08/18/97
Kenneth M. Clark                    1,667  1.50                    08/18/97
Kwang N. Kang                       3,000  1.50                    09/03/97
James & Pam                        10,000  1.50                    09/03/97
Demetroulakos
R.L. Schmaus                        6,667  1.50                    09/03/97
Mee Sook Lisa                       2,000  1.50                    09/03/97
Chang

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Winafred Jenkins                   13,334  1.50                    09/03/97
Kenneth M. Clark                    2,334  1.50                    09/03/97
R. L. Schmaus                       3,334  1.50                    09/17/97
Thomas P.                           1,667  1.50                    09/17/97
Tierney
Leon Schrader                         834  1.50                    12/09/97
Ali Schandanlou                     3,334  1.50                    12/09/97
Hossien                             2,667  1.50                    12/09/97
Shandanlou
Kim Sym                             6,667  1.50                    12/09/97
Elizabeth G.                          667  1.50                    12/09/97
Johnson
Georgia Hocke &                     3,334  1.50                    12/09/97
Steven Hocke
G. Tandy                           23,334  1.50                    12/09/97
Albert Jarrell                      6,667  1.50                    12/09/97
Steven Hocke                          667  1.50                    12/09/97
Jock Terry                          6,667  1.50                    12/09/97
Bobby York                          6,667  1.50                    12/09/97
Thomas L.                           6,667  1.50                    12/09/97
Johnson TTEE of
the Chester A.
Davies & Ardella
Davies Revocable
Trust
Larry Dell Aquila                   6,667  1.50                    12/09/97
Jim D. Boyd                         6,667  1.50                    12/09/97
James M.                            6,667  1.50                    12/09/97
Crawford

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Gary Tandy                         10,000  1.50                    12/09/97
Todd Tindall                        3,334  1.50                    12/09/97
Roger Laufenberg                    3,000  1.50                    12/09/97
Richard T.                          1,000  1.50                    12/09/97
Hannon
Steve Soloman                         667  1.50                    12/09/97
Mark C. Johnson                     6,667  1.50                    12/09/97
Fred T. Soloman,                    1,667  1.50                    12/09/97
Jr.
Michael  Notary                     3,334  1.50                    12/09/97
William C. Berry                    6,667  1.50                    12/09/97
Michael B. Hester                   3,334  1.50                    12/09/97
Arron Lee                           1,334  1.50                    12/09/97
Brockman
Steve Soloman                         667  1.50                    12/09/97
Mark C. Johnson                     6,667  1.50                    12/09/97
Steven & Georgia                      334  1.50                    01/07/98
Hocke
Bill Elliot                         6,667  1.50                    01/07/98
George Emerick                      3,334  1.50                    01/07/98
George Gerson                       6,667  1.50                    01/07/98
Jaun Mustafa                        3,334  1.50                    01/07/98
J. Stuart Grant                     6,667  1.50                    01/07/98
Steven Hocke                        1,334  1.50                    01/07/98
Gemini Capital                     41,667  1.50                    1/27/98
Patricia Sanders                      400  1.50                    02/06/98
Gary Tandy                         10,000  1.50                    02/06/98

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Jock Terry                         13,334  1.50                    02/17/98
Michael Johnson                    10,000  1.50                    02/17/98
Michael Solomon                     2,000  1.50                    02/17/98
Don Thompson                        2,000  1.50                    02/17/98
Ronald Solomon                      1,000  1.50                    02/17/98
A. Rolando                            334  1.50                    02/17/98
Duane Sawtelle                      1,000  1.50                    02/17/98
Cindy Solomon                       2,000  1.50                    02/17/98
Patricia Sanders                   16,667  1.50                    02/25/98
Roger Laufenberg                    3,667  1.50                    02/25/98
J. D. Lawson                        6,667  1.50                    02/25/98
J. D. Lawson                        6,667  1.50                    03/30/98
Gary Tandy                         33,334  1.50                    04/06/98
Jaunita Brown                       1,667  1.50                    04/23/98
Troy Nowakoski                      3,334  1.50                    04/23/98
Ronald Holetzky                       667  1.50                    04/23/98
George Gerson                       3,334  1.50                    04/27/98
Gary Trump                         14,134   .30                    05/06/98
Ronald Soloman                      2,000  1.50                    05/06/98
Brian Salisbury                     3,334  1.50                    05/06/98
J.D. Lawson                         6,667  1.50                    05/06/98
John Constanzo                      2,267  1.50                    05/06/98
Larry Dillahunty                    1,667  1.50                    05/06/98
George Emerick                      5,000  1.50                    05/06/98

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Howard J.                           1,334  1.50                    05/14/98
Williams &
Shirley Willams
JTWROS
Elizabeth Johnson                   1,334  1.50                    05/14/98
J. Stuart Grant                     1,334  1.50                    05/14/98
William J.                          1,667  1.50                    05/14/98
Harrington
Todd                                6,667  1.50                    05/14/98
Nowakowski
Jaun Mustafa                        3,334  1.50                    05/14/98
Steven Hocke                          667  1.50                    05/14/98
Gary A. Agron                      66,667  .36(for services)       06/03/98
Jeffrey                             3,334  1.50                    06/08/98
Applebaum
Joseph Doscher                      3,334  1.50                    06/08/98
Walter Copeland                     2,000  1.50                    06/22/98
Gary Tandy                         13,334  1.50                    07/24/98
Above Shares            Effective 8/17/98
reflect 3 for 1
split
George Gerson                      50,000  .10                     09/15/98
Executive                          33,334  .75                     09/25/98
Management
Corp.
Gary Tandy                        230,000  .05                     9/30/98
Michael Morrow                     50,000  .10                     9/30/98
Deborah Kline                      90,000  .05                     9/30/98
George Emerick                    100,000  .075                    9/30/98

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Greg Lovece                        50,000  .05                     9/30/98
Gary Leysock                       50,000  .05                     9/30/98
Gary Trump                        200,000  .05                     10/05/98
Michael Morrow                     40,000  .10                     10/13/98
Jeffrey                            60,000  .14                     10/21/98
Applebaum
Jeffrey                            60,000  .14                     10/22/98
Applebaum
Gary Trump                        300,000  .05                     10/22/98
Coastal                           100,000  .10                     11/10/98
International
Associates
Vision                            100,000  .10                     11/10/98
Management
Jim Phillips                      100,000  .25                     11/24/98
Jim Phillips                      150,000  .075                    11/24/98
Emerald Group,                    142,857  .075                    12/07/98
Inc.
Emerald Group,                    200,000  .10                     12/08/98
Inc.
Steven D. Bakalar                 133,333  .075                    12/15/98
J. Prince, Inc.                   250,000  .10                     12/29/98
Coral Cove                        156,210  .08                     01/20/99
Partners, Inc.
Gary Leysock                       35,000  .065                    01/20/99
J. Prince, Inc.                   156,210  .08                     01/20/99
Gary Tandy                        700,000  .05                     02/02/99
Diego Davis                       285,714  .07                     02/12/99

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Emerald Group,                    388,889  .18                     02/23/99
Inc.
Coral Cove                        166,667  .18                     02/23/99
Partners
Bobby York                        950,000  .10                     02/26/99
John York                         100,000  .10                     02/26/99
F. Marcucella                     800,000  .10                     02/26/99
Nash S. Fancy &                   100,000  .10                     02/26/99
Christina Fancy
JTTen
Richard Farmer                    100,000  .10                     02/26/99
Albert Jarrell                    100,000  .10                     02/26/99
Thomas Sholar                     150,000  .10                     02/26/99
Hyam Weinstein                     50,000  .10                     02/26/99
& Charlotte
Weinstein Jt Ten
Martin G.                          50,000  .10                     02/26/99
Summitt &
Mollye Summit
JT Ten
Allen Weinstein                    50,000  .10                     02/26/99
Sandra K. Cotton                   50,000  .10                     02/26/99
Robert W.                         200,000  .10                     02/26/99
Copozzoli
Buddy Shelton                     100,000  .10                     02/26/99
Walter Johnson                     50,000  .10                     02/26/99
Bill Kemp                          70,000  .10                     02/26/99
Jim Phillips                      127,000  15                      02/26/99
Fred Dulock                       100,000  .10                     02/26/99

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Yuvoone L.                         30,000  .15                     02/26/99
Barker
I. Mollen                         500,000  .10                     02/26/99
Deborah H. Kline                  100,000  .05                     03/02/99
Patricia A.                       100,000  .05                     03/02/99
Solomon
Gary Leysock                       36,428  .05
Eurostar, Int'l                   600,000  .10                     04/04/99
Generation                        100,000  .10                     04/04/99
Capital Associates
William Davis                      50,000  .10                     04/04/99
Heather Davis                      50,000  .10                     04/04/99
Charlene Davis                     50,000  .10                     04/04/99
Daniel & Jane                      50,000  .10                     04/04/99
Welischar JTTEN
Paul Bowers                        50,000  .10                     04/08/99
Mark Rush                          50,000  .10                     04/08/99
Michael Rush                       50,000  .10                     04/08/99
Koreen Diatte                      50,000  .10                     04/08/99
Cameron                            50,000  .10                     04/08/99
Bernadsky
Wayne                              50,000  .10                     04/08/99
Busdiecker
MaryBeth                          150,000  .10                     04/08/99
Williamson
Jack Williamson                   150,000  .10                     04/08/99
John Williamson                   150,000  .10                     04/08/99
David Curry                       150,000  .10                     04/08/99

Shareholder              Number of Shares  Price Per Share         Date Issued
Name
--------------------------------------------------------------------------------
Michael Rush                       25,000  .10                     04/14/99
Denise Weinstein                   20,000  .10                     04/14/99
Paul Talchik, Jr.                  30,000  .10                     04/14/99
Dennis Strum                      300,000  .10                     04/14/99
Dorel Shanaby                      20,000  .10                     04/14/99
Julie Mitzelfield                  50,000  .10                     04/14/99
Lawrence Kravetz                   20,000  .10                     04/14/99
Michael Gorton                     50,000  .10                     04/14/99
Richard Newberg                   100,000  .10                     04/14/99
Stock Tech                        200,000  .10                     04/14/99
Thomas Allen                      100,000  .10                     04/14/99
Michael Louis                      50,000  .10                     04/14/99
Growth Capital                     50,000  .10                     04/14/99
Consultants, Inc.
Jim Phillips                        6,700  .28                     04/14/99
Henry Winkler                     400,000  .025                    04/29/99
Michael Winkler                   170,500  .025                    04/29/99
C. James, Inc.                    205,000  .025                    04/29/99
Terry Capital                     150,000  .025                    04/29/99
Corporation
Joseph D. Glass                   100,000  .025                    04/29/99
Brian J. Kelley                 1,664,000  .025                    07/26/99
Gerry E. Kelley                 1,600,000  .025                    07/26/99
Eurostar                          416,667  .12                     09/24/99
International, Inc.
--------------------------------------------------------------------------------
                               20,403,897
--------------------------------------------------------------------------------

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide that liability of directors to the Company for monetary damages is eliminated to the full extent provided by Nevada law. Under Nevada law, a director is not personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) for authorizing the unlawful payment of a dividend or other distribution on the Company's capital stock or the unlawful purchases of its capital stock;
(iv) a violation of Nevada law with respect to conflicts of interest by directors; or (v) for any transaction from which the director derived any improper personal benefit.

     The effect of this provision in the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages from a director for breach of the fiduciary duty of care as a director (including any breach resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (v) above. This provision does not limit or eliminate the rights of the Company or any security holder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care or any liability for violation of the federal securities laws.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements                                                     Page
--------------------                                                     ----

Independent Auditors Report...........................................

Balance Sheets as of December 31, 1998, 1997 and 1996.................

Statement of Operations for the Years Ended December 31,
 1998, 1997 and 1996..................................................

Statement of Stockholders' equity (Deficit) as of December 31,
 1998, 1997 and 1996..................................................

Statement of Cash Flows for the Years Ended December 31,
 1998, 1997 and 1996..................................................

Notes to Financial Statements.........................................

Balance Sheets as of September 30, 1999 and 1998......................

Statement of Operations for the Nine Months Ended
 September 30, 1999 and 1998..........................................

Statement of Stockholders' Equity at September 30, 1999 and 1998......

Statement of Cash Flows for the Nine Months Ended
 September 30, 1999 and 1998..........................................

Notes to Financial Statements.........................................

                            NEW BRIDGE PRODUCTS, INC.

                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)

                              FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT.......................................       F-1

FINANCIAL STATEMENTS

         Balance Sheets............................................       F-2

         Statement of Operations...................................       F-3

         Statement of Stockholders' Equity (Deficit)...............       F-4

         Statements of Cash Flows..................................      F-5-F-6

         Notes to Financial Statements.............................     F-7-F-15

MOFFITT & COMPANY, P.C.
--------------------------------------------------------------------------------
Certified Public Accountants                      5040 East Shea Blvd. Suite 270
                                                  Scottsdale, Arizona 85254
                                                  (480) 951-1416
                                                  Fax (480) 948-3510
                                                  moffittcpas@uswest.net


                          INDEPENDENT AUDITORS' REPORT



To the Stockholders and Board of Directors
New Bridge Products, Inc.
(Formerly known as Care Concepts, Inc.)
Phoenix, Arizona

We have audited the accompanying balance sheets of New Bridge Products, Inc. as of December 31, 1998, 1997 and 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the management of New Bridge Products, Inc. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Bridge Products, Inc. as of December 31, 1998, 1997 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note P to the financial statements, the company has suffered recurring losses from operations, has a deficit working capital position and is delinquent in the payment of payroll tax liabilities, all of which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Moffitt & Company, P.C.

March 25, 1999

                                             NEW BRIDGE PRODUCTS, INC.
                                      (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                                                  BALANCE SHEETS
                                         DECEMBER 31, 1998, 1997 AND 1996

                                                      ASSETS

                                                      1998                   1997                 1996
                                                   ----------            ----------            ----------

CURRENT ASSETS
    Cash                                           $      235            $   10,007            $        0
    Accounts receivable, trade                        147,101               318,818                70,050
    Accounts receivable, related entity                14,379                11,246                     0
    Inventories                                       257,015               267,189                68,302
    Other current assets                                9,307                14,483                13,459
                                                   ----------            ----------            ----------
         TOTAL CURRENT ASSETS                         428,037               621,743               151,811


PROPERTY AND EQUIPMENT                                198,356               204,187               199,512

INTANGIBLES                                           235,419               271,210               307,001

OTHER ASSETS                                           12,982                 8,707                 6,558
                                                   ----------            ----------            ----------

         TOTAL ASSETS                              $  874,794            $1,105,847            $  664,882
                                                   ==========            ==========            ==========


                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Bank overdraft                                 $         0          $         0          $     4,334
    Accounts payable                                   310,983              461,873              114,300
    Customer deposits                                   83,630               20,419              101,331
    Payroll taxes payable                               58,263               97,077              105,295
    Other current liabilities                           87,396              112,177               72,887
    Notes payable, factor                               19,530               18,624                    0
    Notes payable, related entities                    397,016                    0               50,000
                                                   -----------          -----------          -----------

         TOTAL CURRENT LIABILITIES                     956,818              710,170              448,147

LONG-TERM DEBT                                               0              356,993              378,688
                                                   -----------          -----------          -----------

          TOTAL LIABILITIES                            956,818            1,067,163              826,835
                                                   -----------          -----------          -----------
STOCKHOLDERS' EQUITY
         Common stock,  par value .003(cent)
           per share In 1998 and .001(cent) in
           1997 and 1996
         Authorized - 20,000,000 shares in 1998
           and 25,000,000 shares in 1997 and 1996       21,222               12,988                  166
         Additional paid-in capital                    959,105              416,807               24,834
         Retained earnings (deficit)                (1,062,351)            (391,111)            (186,953)
                                                   -----------          -----------          -----------

         TOTAL STOCKHOLDERS' EQUITY
           (DEFICIT)                                   (82,024)              38,684             (161,953)
                                                   -----------          -----------          -----------
         TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY (DEFICIT)           $   874,794          $ 1,105,847          $   664,882
                                                   ===========          ===========          ===========



                       See Accompanying Notes and Independent Auditors' Report.

                                                 F-2



                                             NEW BRIDGE PRODUCTS, INC.
                                      (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                                             STATEMENTS OF OPERATIONS
                               FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                  Years Ended December 31,
                                               -------------------------------------------------------------

                                                   1998                     1997                    1996
                                               -----------              -----------              -----------


SALES                                          $   663,674              $ 2,083,429              $ 1,177,507

COST OF SALES                                    1,030,770                1,978,781                1,258,268
                                               -----------              -----------              -----------
         GROSS PROFIT (LOSS)                      (367,096)                 104,648                  (80,761)
GENERAL, ADMINISTRATIVE AND
 SELLING EXPENSES                                  304,094                  390,599                  356,227
                                               -----------              -----------              -----------
(LOSS) FROM OPERATIONS                            (671,190)                (285,951)                (436,988)
UNUSUAL ITEM - CANCELLATION
 OF DEBT                                                 0                   81,793                  254,882
                                               -----------              -----------              -----------
(LOSS) BEFORE CORPORATION
 INCOME TAXES                                     (671,190)                (204,158)                (182,106)
CORPORATION INCOME TAXES                                50                        0                        0
                                               -----------              -----------              -----------
         NET (LOSS)                            $  (671,240)             $  (204,158)             $  (182,106)
                                               ===========              ===========              ===========
NET (LOSS) PER COMMON SHARE

         BASIC AND DILUTED                     $     (0.14)             $     (0.05)             $     (3.20)
                                               ===========              ===========              ===========
AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

         BASIC AND DILUTED                       4,706,403                4,329,550                   55,333
                                               ===========              ===========              ===========



                          See Accompanying Notes and Independent Auditors' Report.


                                                  F-3

                                             NEW BRIDGE PRODUCTS, INC.
                                      (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                                    STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                         DECEMBER 31, 1998, 1997 AND 1996



                                                     Common Stock           Additional                         Total
                                              --------------------------      Paig-in         Retained      Stockholders'
                                                 Shares         Amount        Capital         Earnings         Equity
                                              -----------    -----------    -----------     -----------     -----------

BALANCE, JANUARY 1, 1996                          166,000    $       166    $    24,834     $    (4,847)    $    20,153

NET (LOSS) FOR THE YEAR
 ENDED DECEMBER 31, 1996                                0              0              0        (182,106)       (182,106)
                                              -----------    -----------    -----------     -----------     -----------

         BALANCE DECEMBER 31, 1996                166,000            166         24,934        (186,953)       (161,953)

72.29 TO 1 FORWARD STOCK SPLIT                 11,835,800         11,835        (11,835)              0               0

STOCK ISSUED IN PRIVATE OFFERING
         At .50(cent)per share                    886,851            887        442,539               0         443,426
         At .05(cent)per share                    100,000            100          4,900               0           5,000
         Less costs to obtain financing                 0              0        (43,631)              0         (43,631)

NET (LOSS) FOR THE YEAR
  ENDED DECEMBER 31, 1997                               0              0              0        (204,159)       (204,158)
                                              -----------    -----------    -----------     -----------     -----------

         BALANCE, DECEMBER 31, 1997            12,988,651         12,988        416,807        (391,111)         38,684

STOCK ISSUED
         At .50(cent)per share                    574,400            574        286,626               0         287,200
         For legal services                       200,000            200         23,800               0          24,000
                                                                                                            ===========
STOCK ISSUED AFTER REVERSE
 STOCK SPLIT                                    4,584,388              0              0               0               0

STOCK ISSUED
         At .05(cent)to .25(cent)per share      2,489,524          7,460        224,005               0         231,465
LESS COST TO OBTAIN FINANCING                           0              0        (23,800)              0         (23,800)

DONATED CAPITAL                                         0              0         31,667               0          31,667

NET (LOSS) FOR THE YEAR ENDED
 DECEMBER 31, 1998                                      0              0              0        (671,240)       (671,240)
                                              -----------    -----------    -----------     -----------     -----------
         BALANCE, DECEMBER 31, 1998             7,073,912    $    21,222    $   959,105     $(1,062,351)    $   (82,024)
                                              ===========    ===========    ===========     ===========     ===========


                          See Accompanying Notes and Independent Auditors' Report.


                                                     F-4

                                             NEW BRIDGE PRODUCTS, INC.
                                      (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                                             STATEMENTS OF CASH FLOWS
                               FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                             Years Ended December 31,
                                                                  -----------------------------------------------
                                                                    1998               1997               1996
                                                                  ---------          ---------          ---------

CASH FLOWS FROM OPERATING
 ACTIVITIES
         Net (loss)                                               $(671,240)         $(204,158)         $(182,106)
         Adjustments to reconcile net
          (loss) to net cash provided
           (used) by operating activities:
                  Depreciation                                       71,414             58,235             45,944
                  Amortization                                       35,791             35,093             35,791
                  Issuance of company stock for legal fee            24,000                  0                  0
         Changes in operating assets and liabilities:
                  Accounts receivable                               171,717           (248,768)           (18,305)
                  Loan receivable                                    (3,133)           (11,246)                 0
                  Inventories                                        10,174           (198,887)            65,777
                  Other current assets                                5,176             (1,024)            65,014
                  Accounts payable                                 (150,890)           347,573            (14,384)
                  Customer deposits                                  63,211            (80,912)           (49,556)
                  Payroll taxes payable                             (38,814)            (8,218)            60,167
                  Other current liabilities                         (24,781)            39,290             29,187
                                                                  ---------          ---------          ---------
NET CASH FLOWS PROVIDED
 (USED) BY OPERATING
 ACTIVITIES                                                        (507,375)          (273,022)            37,529
                                                                  ---------          ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES
         Purchases of property and equipment                        (65,582)           (62,910)           (60,665)
         Other                                                       (4,275)            (1,451)          (197,392)
                                                                  ---------          ---------          ---------

NET CASH FLOWS (USED) BY
  INVESTING ACTIVITIES                                              (69,857)           (64,361)          (258,057)
                                                                  ---------          ---------          ---------


                                See Accompanying Notes and Independent Auditors' Report.

                                                         F-5



                                             NEW BRIDGE PRODUCTS, INC.
                                      (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                                             STATEMENTS OF CASH FLOWS
                               FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                      Years Ended December 31,
                                                       ---------------------------------------------------
                                                         1998                  1997                1996
                                                       ---------            ---------            ---------

CASH FLOWS FROM FINANCING
 ACTIVITIES
         Bank overdraft                                $       0            $  (4,334)           $   4,334
         Proceeds from sale of common stock              494,865              404,795                    0
         Proceeds from short-term notes                   71,689                    0               50,000
         Proceeds from long-term notes                         0                    0              182,164
         Net proceeds from factoring line                    906              (31,376)                   0
         Repayment on long-term notes                          0              (21,695)                   0
                                                       ---------            ---------            ---------

NET CASH FLOWS PROVIDED BY
 FINANCING ACTIVITIES                                    567,460              347,390              236,498
                                                       ---------            ---------            ---------
NET INCREASE (DECREASE) IN CASH                           (9,772)              10,007               15,990

CASH AT BEGINNING OF YEAR                                 10,007                    0              (15,990)
                                                       ---------            ---------            ---------

CASH AT END OF YEAR                                    $     235            $  10,007            $       0
                                                       =========            =========            =========

SUPPLEMENTARY DISCLOSURE OF CASH FLOW DATA:
         Interest paid                                 $  47,167            $  20,546            $  36,943
                                                       =========            =========            =========

         Taxes paid                                    $      50            $      50            $      50
                                                       =========            =========            =========
NON CASH FINANCING ACTIVITIES
         Issuance of company stock for legal fees      $  24,000            $       0            $       0
                                                       =========            =========            =========

         Donated capital, cancellation of debt         $  31,666            $       0            $       0
                                                       =========            =========            =========


                                 See Accompanying Notes and Independent Auditors' Report.

                                                              F-6


                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE A SUMMARY OF SIGNIFICANT ACCOUNT PRINCIPLES

          Name Change
          -----------

          On October 10, 1997, the company changed its name to New Bridge Products, Inc.

          Organization
          ------------

          The company was incorporated on August 7, 1995 in the State of Nevada. The corporation designs and builds specialized motor vehicles for physically handicapped drivers and passengers. The company's unique manufacturing process converts a standard size minivan into an easy access vehicle for both wheelchair and ambulatory drivers and passengers.

          Allowance for Doubtful Accounts
          -------------------------------

          The company provides an allowance for uncollectible accounts based upon prior experience and management's assessment of the collectibility of existing specific accounts. Management believes all accounts receivable were collectible at December 31, 1998, 1997 and 1996.

          Inventories
          -----------

          Inventories are states at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories at December 31, consist of:

                                      1998             1997              1996
                                    ---------        --------          --------

         Work in progress           $ 215,533        $246,531          $ 39,802

         Parts                         20,482          20,658            25,000

         Trade-in units                21,000               0             3,500
                                    ---------       ---------          -------
                                    $ 257,015       $ 267,189          $ 68,302
                                    =========       =========          ========

            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE A SUMMARY OF SIGNIFICANT ACCOUNT PRINCIPLES (CONTINUED)

          Property and Equipment
          ----------------------

          Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets as follows:

               Molds and dies - 5 years

               Leasehold improvements - lessor of the length of the related lease or the estimated useful lives of the assets

               Office furniture and computers - 5 years

          Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income taxes.

          Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

          Income Taxes
          ------------

          Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109 Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

          Deferred income taxes provide for the temporary differences attributable to:

               1. Different depreciation methods for financial statement and tax reporting.

               2.   Deductions for product warrant liabilities.


            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE A SUMMARY OF SIGNIFICANT ACCOUNT PRINCIPLES (CONTINUED)

          Product Warranty Liability
          --------------------------

          The company warrants that its products are free from defects for a period of 36 months or 36,000 miles, whichever comes first.

          Accounting Estimates
          --------------------

          Management uses estimates and assumption in preparing financial statements in accordance with generally accepted account principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

          Revenue Recognition
          -------------------

          The company recognizes its revenue at the time the conversion of the vehicle is completed.

          Employee Benefits
          -----------------

          The cost of employee benefits and compensated leave time are accrued as they are vested to the employee. The company does not maintain any retirement plans.

          Net Loss Per Share
          ------------------

          Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the period. The weighed average share for 1997 and 1996 have been converted to correspond to .003(cent) par value per share common stock.


            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE B PROPERTY AND EQUIPMENT

          Property and equipment consist of the following:

                                               1998         1997         1996
                                            ---------     --------    ---------

          Molds and dies                    $ 336,515     $ 275,65    $ 214,795

          Office furniture and equipment        6,772        2,050            0

          Leasehold improvements               44,659       44,659       44,659
                                            ---------     --------    ---------
                                              387,946      322,364      259,454

          Less accumulated depreciation
           and amortization                   189,591      118,177       59,942
                                            ---------     --------    ---------

          Book value                        $ 198,355    $ 204,187    $ 199,512
                                            =========    =========    =========

          Annual depreciation               $  71,414    $  58,235    $  45,944
                                            =========    =========    =========

NOTE C INTANGIBLES

          On October 10, 1995, the company entered into a preliminary agreement with Care Concepts, Inc. (Delaware) whereby the company would purchase all of the assets of Care Concepts, Inc. (Delaware). The acquisition was not consummated, but the company did acquire the technology rights, trade name, trademarks, patents and customer lists for a cost of $330,000. The asset is being amortized on a straight line basis over a ten year period. The asset is comprised of the following at December 31:

                                               1998        1997          1996
                                            ---------    ---------    ---------

          Cost                              $ 330,000    $ 330,000    $ 330,000

          Accumulated amortization             99,000       66,000       33,000
                                            ---------    ---------    ---------
          Book value                        $ 231,000    $ 264,000    $ 297,000
                                            =========    =========    =========


            See Accompanying Notes and Independent Auditors' Report.

                           NEW BRIDGE PRODUCTS, INC.
                    (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

NOTE D INCOME TAXES

          Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns.

          The provision for income taxes consists of the following:

                                               1998          1997         1996
                                              -------       ------       ------
          Current                             $    50       $    0        $   0

          Deferred                                  0            0            0
                                              -------       ------        -----

             Total provision for
               income taxes                   $    50       $    0        $   0
                                              =======       ======        =====


          The company has available at December 31, 1998 a net operating loss carryforward for federal income tax purposes of approximately $315,800 and the losses expire on the following dates:

                  December 31, 2011                     $  178,962
                  December 31, 2012                        180,848
                  December 31, 2018                        688,000
                                                        ----------
                           Total                        $1,047,810
                                                        ==========

          The principal temporary income tax differences between financial reporting purposes and income tax purposes are immaterial. The tax effect of the net operating losses is approximately $298,000, and a valuation allowance of $298,000 equal to the amount has been recorded, since realization is uncertain.

          A summary of the deferred tax asset is as follows:

                                               1998        1997          1996
                                            ---------    ---------      -------
          Deferred tax asset                $ 298,000    $ 123,000      $     0

          Valuation allowance                 298,000      123,000            0
                                            ---------    ---------      -------

          Net deferred tax asset            $       0    $       0      $     0
                                            =========    =========      =======



            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE E PAYROLL TAXES PAYABLE

          The company is delinquent in the amount of $55,000 on the payment of prior year payroll taxes and has negotiated a monthly payment plan with the Internal Revenue Service.

NOTE F NOTE PAYABLE - FACTOR

          In February 1997, the company entered into a non-recourse factoring agreement with Syntrix Financial. Under the agreement, the factor will purchase, at a discount, all approved receivables of the company after a vehicle has been accepted by the customer.

          The Syntrix Financial note was paid off and on February 17, 1999, the company obtained a new non-credit recourse factoring line of credit from Riviera Finance of Texas, Inc. The Riviera line is secured by all company assets. The line is for a maximum borrowing of $250,000, expires on August 16, 1999 and requires a minimum maintenance charge (interest) of $2,5000 per month.

NOTE G NOTES PAYABLE
                                             1998           1997         1996
                                          -----------    ---------    ---------
         RELATED ENTITIES
          The notes payable to officers,
          stockholders and related
          entities are unsecured. At
          December 31, 1998, the notes
          were due on demand and the
          interest rate was 8%. At
          December 31, 1197, the notes
          were due on January 10, 1999
          and the interest rate was 10%.
          Interest has been waived on
          all notes except for one in
          the amount of $94,225           $   397,016    $ 356,993    $ 378,688

         UNRELATED ENTITIES
          Unsecured 90 day note with
          interest at 10%                           0            0       50,000
                                          -----------    ---------    ---------
                                              397,016      356,993      428,688

          Less current portion                397,016            0       50,000
                                          -----------    ---------    ---------
          Long-term portion               $         0    $ 356,993    $ 378,688
                                          ===========    =========    =========


            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

NOTE H PAR VALUE OF STOCK

          In 1998, the company changed its par value on its common stock from .001(cent) to .003(cent) and changed its authorized common shares from 25,000,000 shares to 20,000,000.

NOTE I RELATED PARTY TRANSACTIONS

          The company leases furniture and equipment from a related entity on a month to month rental of $833 per month.

NOTE J OPERATING LEASE

          The company leases its manufacturing and office facilities under a non-cancelable operating lease agreement expiring August 31, 2000. The minimum basic rent exclusive of rental taxes starts at $5,132 per month and increases to $6,558 per month. The lease also provides for additional rent if operating costs and taxes paid by the landlord during the years exceed the amounts paid in the base year.

          Future minimum lease payments are as follows for the years ending December 31:

                                               1998        1997          1996
                                            ---------    ---------    ---------

                  1997                      $       0            0       67,288
                  1998                              0       72,995       72,995
                  1999                         76,407       76,407       76,407
                  2000                         52,463       52,463       52,463
                                            ---------    ---------    ---------
                                            $ 128,870    $ 201,865    $ 269,153
                                            =========    =========    =========

NOTE K SELF INSURANCE

          The company is self insuring its product liability insurance.

NOTE L UNUSUAL ITEM - CANCELLATION OF DEBT

          In 1996, the stockholders of the company entered into an agreement with Care Financial Group, Inc. whereby Care Financial Group, Inc. would exchange its shares of stock for Care Concepts, Inc. stock plus obtain additional financing for the corporation in the amount of $750,000. Care Financial Group, Inc. was unable to obtain the agreed upon financing. In a settlement agreement with the company, it canceled and forgave $254,882 of loans and paid the company an additional $81,793.

            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

NOTE M EXECUTIVE COMPENSATION PLANS

          On August 6, 1995, the company entered into a five-year employment agreement with three of the company's officers. The agreements established the initial officers' salaries ranging from $60,000 to $70,000 per year plus annual increases of 10%.

          Each officer is entitled to an annual bonus of 1.67% of annual pre-tax income provided pre-tax income is in excess of $1,000,000. There are also additional bonuses due if the employees' contracts are terminated.

          For 1998, 1997 and 1996 the officers waived their salaries.

NOTE N SALES IN EXCESS OF 10%

          In 1998, 1997 and 1996, the company had two customers whose sales exceeded 10% of the company's annual sales.

NOTE O STOCK OPTIONS

          On December 31, 1998, the company granted options to purchase 161,850 shares of its common stock at an exercise price of .60(cent) per share. The options shall expire on December 31, 1999; however, the company reserves the right to call the stock with 30 day notice providing the stock is trading at a minimum of .90(cent) per share.

NOTE P GOING CONCERN

          As shown in the accompanying financial statements, the company has incurred the following items which hamper its financial position:

               1.   Net losses of $1,062,351 since its date of incorporation.

               2.   Deficit working capital of $528,781.

               3.   Delinquent payroll tax liabilities of $56,000.

          For the period from January 1, 1999 to February 24, 1999, management received $382,000 from the sale of new common stock.

            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.
                     (FORMERLY KNOWN AS CARE CONCEPTS, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE P GOING CONCERN (CONTINUED)

          The ability of the company to continue as a going concern is dependent on obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

NOTE Q ANNUAL INTEREST EXPENSE

          Interest expense for each year is as follows:

                    December 31, 1998                     $ 47,167

                    December 31, 1997                       20,546

                    December 31, 1996                       36,943

NOTE R OFF-BALANCE SHEET RISK

          The company's main source of income is derived from converting Chrysler and Ford minivans into easy assess vehicles. The company would incur substantial retooling costs if Chrysler and Ford discontinued production of the minivans.

            See Accompanying Notes and Independent Auditors' Report.

                            NEW BRIDGE PRODUCTS, INC.

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                TABLE OF CONTENTS

                                                                    Page No.
                                                                    --------


ACCOUNTANTS' REPORT...........................................        F-1

FINANCIAL STATEMENTS

       Balance Sheet..........................................     F-2 - F-3

       Statement of Operations................................        F-4

       Statement of Stockholders' Equity......................        F-5

       Statement of Cash Flows................................      F-6 - F-7

       Notes to Financial Statements..........................      F-8 - F-13

                               ACCOUNTANTS' REPORT



To the Stockholders and Board of Directors
New Bridge Products, Inc.
Phoenix, Arizona

We have reviewed the accompanying balance sheet of New Bridge Products, Inc. as of September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of New Bridge Products, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 14 to the financial statements, the company has suffered recurring losses from operations, has a deficit working capital position and is delinquent in the payment of payroll tax liabilities, all of which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Moffitt & Company, P.C.
Scottsdale, Arizona

October 20, 1999

                            NEW BRIDGE PRODUCTS, INC.
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999


                                     ASSETS




CURRENT ASSETS
       Accounts receivable, trade                         $  70,668
       Accounts receivable, related entities                 22,033
       Inventories                                          186,300
       Prepaid expenses                                      24,231
                                                          ---------

              TOTAL CURRENT ASSETS                                    $ 303,232


PROPERTY AND EQUIPMENT                                                  269,089


INTANGIBLES                                                             206,250


OTHER ASSETS
       Deposits                                                          12,982
                                                                      ---------

TOTAL ASSETS                                                          $ 791,553
                                                                      =========


                 See Accompanying Notes to Financial Statements

                      LIABILITIES AND STOCKHOLDERS' EQUITY




CURRENT LIABILITIES
       Bank overdraft                                      $  4,042
       Accounts payable
          Trade                                $ 181,853
          Chassis                                 23,000
                                               ---------
               Total accounts payable                       204,853
       Customer deposits                                     35,195
       Payroll taxes payable                                 46,144
       Other current liabilities                             90,005
       Notes payable, related entities                      219,408
       Notes payable, other                                 135,000
                                                          ---------

              TOTAL CURRENT LIABILITIES                                 734,647

STOCKHOLDERS' EQUITY
       Common stock, par value .003(cent) per share
          Authorized - 20,000,000 shares
          Issued and outstanding - 19,987,230 shares         59,962
       Additional paid-in capital                         1,844,808
       Retained earnings (deficit)                       (1,847,864)
                                                         ----------

       TOTAL STOCKHOLDERS' EQUITY                                        56,906
                                                                       --------
       TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                                        $ 791,553
                                                                      =========


             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                             STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999




SALES                                                              $    906,980

COST OF SALES                                                         1,253,925
                                                                   ------------

       GROSS (LOSS)                                                    (346,945)

GENERAL, ADMINISTRATIVE AND
   SELLING EXPENSES                                                     384,012
                                                                   ------------
(LOSS) BEFORE CORPORATION
   INCOME TAXES                                                        (730,957)

CORPORATION INCOME TAXES                                                      0
                                                                   ------------
       NET (LOSS)                                                  $   (730,957)
                                                                   ============



NET (LOSS) PER COMMON SHARE

       BASIC AND DILUTED                                           $      (0.04)
                                                                   ============

AVERAGE NUMBER OF COMMON
       SHARES OUTSTANDING

       BASIC AND DILUTED                                             17,484,790
                                                                   ============

             See Accompanying Notes and Accountants' Review Report.


                                                 NEW BRIDGE PRODUCTS, INC.
                                              STATEMENT OF STOCKHOLDERS' EQUITY
                                                       SEPTEMBER 30, 1999


                                             Common Stock             Additional                             Total
                                       ---------------------------    Paid-In            Retained         Stockholders'
                                         Shares           Amount       Capital            Earnings           Equity
                                       ---------        ----------    -----------       ------------      -------------

BALANCE, JANUARY 1, 1999              7,073,912      $    21,222      $   959,105       $(1,062,351)      $   (82,024)

CORRECTION OF PRIOR YEAR
   STOCK ISSUANCE                       333,700            1,001           53,555           (54,556)                0

ISSUANCE OF COMMON STOCK
   FOR CASH, NET OF FEES              8,290,118           24,870          777,130                 0           802,000

ISSUANCE OF COMMON STOCK
   FOR SERVICES                       1,025,500            3,077           (3,077)                0                 0

CANCELLATION OF RELATED
   ENTITY DEBT                        3,264,000            9,792           58,095                 0            67,887

NET (LOSS) FOR THE NINE MONTHS
   ENDED SEPTEMBER 30, 1999                   0                0                0          (730,957)         (730,957)
                                    -----------      -----------      -----------       -----------       -----------

BALANCE, SEPTEMBER 30, 1999          19,987,230      $    59,962      $ 1,844,808       $(1,847,864)      $    56,906
                                    ===========      ===========      ===========       ===========       ===========



                            See Accompanying Notes and Accountants' Review Report.

                                                      F-5

                            NEW BRIDGE PRODUCTS, INC.
                             STATEMENT OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999





CASH FLOWS FROM OPERATING
   ACTIVITIES
       Net (loss)                                        $ (730,957)
       Adjustments to reconcile net
          (loss) to net cash
          (used) by operating activities:
             Depreciation  and  amortization                 89,132
       Changes in operating assets and liabilities:
          Accounts receivable                                76,433
          Accounts receivable, related entities              (7,654)
          Inventories                                        70,715
          Prepaid expenses                                  (14,924)
          Accounts payable                                 (106,130)
          Customer deposits                                 (48,435)
          Payroll taxes payable                             (12,119)
          Other current liabilities                           2,609
                                                          ---------

NET CASH FLOWS (USED) BY
   OPERATING ACTIVITIES                                              $ (681,330)

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchases of property and equipment                 (130,696)
                                                          ---------

NET CASH FLOWS (USED) BY INVESTING ACTIVITIES                          (130,696)


             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                       STATEMENT OF CASH FLOWS (CONTINUED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999





CASH FLOWS FROM FINANCING
   ACTIVITIES
       Bank overdraft                                     $   4,042
       Proceeds from sale of common stock                   802,000
       Proceeds from short-term notes                       135,000
       Repayment on notes payable                          (129,251)
                                                          ---------

NET CASH FLOWS PROVIDED BY
   FINANCING ACTIVITIES                                               $ 811,791
                                                                      ---------

NET (DECREASE) IN CASH                                                     (235)

CASH AT BEGINNING OF PERIOD                                                 235

CASH AT END OF PERIOD                                                 $       0
                                                                      =========
SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                                                  $  29,603
                                                                      =========

       Taxes paid                                                     $      50
                                                                      =========

NON CASH FINANCING ACTIVITIES

       Issuance of company stock for fees                             $   3,077
                                                                      =========

       Issuance of company stock for cancellation
          of related entity debt                                      $  67,887
                                                                      =========



             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     Organization
     ------------

     The company was incorporated on August 7, 1995 in the State of Nevada. The corporation designs and builds specialized motor vehicles for physically handicapped drivers and passengers. The company's unique manufacturing process converts a standard size minivan into an easy access vehicle for both wheelchair and ambulatory drivers and passengers.

     Allowance for Doubtful Accounts
     -------------------------------

     The company provides an allowance for uncollectible accounts based upon prior experience and management's assessment of the collectibility of existing accounts. Management believes all accounts receivable were collectible at September 30, 1999.

     Inventories
     -----------

     Inventories are states at an estimated cost consisting of:

          Work in progress - minivan conversion          $   50,300

          Parts - minivan conversion                         35,000

          Parts - golf carts                                 80,000

          Trade-in unit                                      21,000
                                                         ----------
                                                         $  186,300
                                                         ==========

     Property and Equipment
     ----------------------

     Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets as follows:

              Molds and dies - minivans - 5 years

              Molds and dies - golf carts - to be determined

              Leasehold improvements - lessor of the length of the related lease or the estimated useful lives of the assets

              Machinery and equipment - 5 years

              Office furniture and computers - 5 years

              Prototype golf carts - to be determined

     Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income taxes.

     Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

     Income Taxes
     ------------

     Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109 Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Deferred income taxes provide for the temporary differences attributable to:

          1. Different depreciation methods for financial statement and tax reporting.

          2.   Deductions for product warrant liabilities.

     Product Warranty Liability
     --------------------------

     The company warrants that its products are free from defects for a period of 36 months or 36,000 miles, whichever comes first.

     Accounting Estimates
     --------------------

     Management uses estimates and assumption in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

     Revenue Recognition
     -------------------

     The company recognizes its revenue at the time the conversion of the vehicle is completed.

     Employee Benefits
     -----------------

     The cost of employee benefits and compensated leave time are accrued as they are vested to the employee. The company does not maintain any retirement plans.


             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

     Net Loss Per Share
     ------------------

     Net loss per share is computed by dividing net loss by the annualized weighted average number of shares outstanding during the period.

NOTE 2 PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

           Molds and dies - minivans                                 $  336,515

           Molds and dies - golf carts                                   95,000

           Office furniture and computers                                 7,319

           Machinery and equipment                                        7,192

           Prototype golf carts                                          24,000

           Leasehold improvements                                        48,616
                                                                     ----------
                                                                        518,642

           Less accumulated depreciation
              and amortization                                          249,553

           Book value                                                $  269,089
                                                                     ==========

           Depreciation for nine months ended September 30, 1999     $   67,132
                                                                     ==========

NOTE 3 INTANGIBLES

     On October 10, 1995, the company entered into a preliminary agreement with Care Concepts, Inc. (Delaware) whereby the company would purchase all of the assets of Care Concepts, Inc. (Delaware). The acquisition was not consummated, but the company did acquired the technology rights, trade name, trademarks, patents and customer lists for a cost of $330,000. The asset is being amortized on a straight line basis over a ten year period. The asset is comprised of the following at September 30, 1999:

            Cost                                                    $   330,000

            Accumulated amortization                                    123,750
                                                                    -----------

                   Book value                                       $   206,250
                                                                    ===========

             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999



NOTE 4 INCOME TAXES

     Current income taxes are based on the taxable income for the year as measured by the current year's tax returns.

     The provision for income taxes consists of the following:

           Current                                                   $        0

           Deferred                                                           0
                                                                     ----------

                Total provision for income taxes                     $        0
                                                                     ==========

     The company has available at September 30, 1999 a net operating loss carryforward for federal income tax purposes of approximately $1,649,145 and the losses expire on the following dates:

              December 31, 2011                                      $  178,962

              December 31, 2012                                         180,848

              December 31, 2018                                         688,000

              December 31, 2019                                         601,335
                                                                     ----------

                    Total                                            $1,649,145
                                                                     ==========

     The principal temporary income tax differences between financial reporting purposes and income tax purposes are immaterial. The tax effect of the net operating losses is approximately $360,000, and a valuation allowance of $360,000 equal to that amount has been recorded, since realization is uncertain.

NOTE 5 PAYROLL TAXES PAYABLE

     The company is delinquent in the amount of $36,000 on the payment of prior year payroll taxes and has negotiated a monthly payment plan with the Internal Revenue Service.

NOTE 6 NOTES PAYABLE

     RELATED ENTITIES
     The notes payable to officers, stockholders
     and related entities are unsecured. At September 30,
     1999, the notes were due on demand and the
     interest rate was 8%.                                            $ 219,408
                                                                      =========


             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999



NOTE 6 NOTES PAYABLE (CONTINUED)

     OTHER
     Notes payable, other, are unsecured, payable
     from 30-90 days with interest rates varying
     from 0 % to fixed amounts of $5,000                             $  135,000
                                                                     ==========

NOTE 7 RELATED PARTY TRANSACTIONS

     The company leases furniture and equipment from a related entity on a month to month rental of $833.

NOTE 8 OPERATING LEASE

     The company leases its manufacturing and office facilities under a non-cancelable operating lease agreement expiring August 31, 2000. The minimum basic rent exclusive of rental taxes starts at $5,132 per month and increases to $6,558 per month. The lease also provides for additional rent if operating costs and taxes paid by the landlord during the years exceed the amounts paid in the base year.

     Future minimum lease payments are as follows for the years ending September 30:


                    1999                                               $ 76,407
                                                                       ========

NOTE 9 SELF INSURANCE

     The company is self insuring its product liability insurance.

NOTE 10 EXECUTIVE COMPENSATION PLANS

     On August 6, 1995, the company entered into a five-year employment agreement with three of the company's officers. The agreements established the initial officers' salaries ranging from $60,000 to $70,000 per year plus annual increases of 10%.

     Each officer is entitled to an annual bonus of 1.67% of annual pre-tax income provided pre-tax income is in excess of $1,000,000. There are also additional bonuses due if the employees' contracts are terminated.

NOTE 11 SALES IN EXCESS OF 10%

     The company had two customers whose sales exceeded 10% of the company's annual sales.


             See Accompanying Notes and Accountants' Review Report.

                            NEW BRIDGE PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999



NOTE 12 STOCK OPTIONS

     On December 31, 1998, the company granted options to purchase 161,850 shares of its common stock at an exercise price of .60(cent) per share. The options expire on December 31, 1999; however, the company reserves the right to call the stock with 30 day notice providing the stock is trading at a minimum of .90(cent) per share. The corporation must increase its authorized shares before the option shares can be issues.

NOTE 13 EMPLOYEE STOCK OPTIONS

     On April 23, 1999, the Board of Directors granted the president of the company an option to acquire 1,000,000 shares of restricted company stock at $.025 per share. The option expires eight months from date of grant. The corporation must increase its authorized shares before the option shares can be issued.

NOTE 14 GOING CONCERN

     As shown in the accompanying financial statements, the company has incurred the following items which hamper its financial position:

            1. Net losses of $1,847,864 since its date of incorporation.

            2. Deficit working capital of $431,415.

            3. Delinquent payroll tax liabilities of $36,000.

     The ability of the company to continue as a going concern is dependent on the company operating at a profit and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

NOTE 15 INTEREST EXPENSE

     Interest expense for the nine months ended September 30, 1999 was $29,603.

NOTE 16 ADVERTISING EXPENSE

     Advertising expense for the nine months ended September 30, 1999 was $3,400.

NOTE 17 OFF-BALANCE SHEET RISK

     The company's main source of income is derived from converting Chrysler and Ford minivans into easy assess vehicles. The company would incur substantial retooling costs if Chrysler and Ford discontinued production of the minivans.

             See Accompanying Notes and Accountants' Review Report.

                                    PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.       Description
-----------       -----------

3.1               Articles of Incorporation of the Registrant, as amended.

3.2               By-laws of the Registrant.

4.1               Specimen Stock Certificate of the Registrant.

10.1              Employment Agreement (Jack D. Kelley)

10.2              Employment Agreement (Derold Kelley)

10.3              Consulting Agreement (Brian Kelley)

10.4              Office and Factory Lease.

23.1              Consent of Moffitt & Company, P.C., independent auditors

27.1              Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized this 20 day of December 1999.

                                         NEW BRIDGE PRODUCTS, INC.



                                    By:  /s/  Jack D. Kelley
                                         ---------------------------------------
                                         Jack D. Kelley, Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                             Title                         Date
---------                             -----                         ----

/s/  Jack D. Kelley
-------------------------
Jack D. Kelley               Chief Executive Officer,          December 20, 1999
                             Chief Financial Officer
                             (Principal Accounting Officer)
                             and Director
/s/  Gary W. Tandy
-------------------------
Gary W. Tandy                President and Director            December 20, 1999


/s/  Derold L. Kelley
-------------------------
Derold L. Kelley             Executive Vice President          December 20, 1999
                             and Director


                                       34